

03053089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

6-26

SEC FILE NO.
8-65575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/22/02 AND ENDING 12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

PB NAYBERS, LLC

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

202 SHARPHILL ROAD
(No. and Street)

WILTON (City) CONNECTICUT (State) 06897 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACQUELINE SLOAN 312-986-1064
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE (Address) ORLAND PARK (City) ILLINOIS (State) 60462-1628 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

PB NAYBERS, LLC
(an Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Accounts Receivable		$ 2,418
Due From Clearing Firm		1,562,069
Securities Owned, at Market Value		1,722,015
Options Owned, at Market Value		2,055
Total Current Assets		$ 3,288,557
OTHER ASSET		
Membership (at cost - Market Value at December 31, 2002 is $156,000)	$370,000	
Investment	10,000	
Total Other Asset		380,000
TOTAL ASSETS		$3,668,557

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES		
Securities Sold, Not Yet Purchased, at Market Value		$1,723,704
Due To Clearing Firm		3,635
Accounts Payable		2,866
Total Current Liabilities		$1,730,205
MEMBERS' CAPITAL		
Members' Capital	$ 1,882,131	
Net Income for the Year	56,221	
Total Members' Capital		1,938,352
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$3,668,557

The accompanying notes to the financial statements are an integral part of this statement.